Earning Release

ELBIT SYSTEMS REPORTS
FIRST QUARTER OF 2018 RESULTS

Backlog of orders at $8 billion; Revenues at $819 million;
Non-GAAP net income of $55 million; GAAP net income of $50 million; Non-GAAP net EPS of $1.28; GAAP net EPS of $1.16

Haifa, Israel, May 29, 2018 – Elbit Systems Ltd. (NASDAQ: ESLT and TASE: ESLT), (the "Company") the international high technology company, reported today its consolidated results for the quarter ended March 31, 2018.

In this release, the Company is providing US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive understanding of the Company's business results and trends. Unless otherwise stated, all financial data presented is GAAP financial data.

The financial information presented below as of March 31, 2018 and for the three-month period then ended, have been measured and presented according to Accounting Standards Codification ("ASC") 606. The comparison periods financial information for the first quarter of 2017, and for December 31, 2017, are under ASC 605 (see Accounting Policies Update on page 3).

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented: “We are pleased with our start to 2018, especially with the solid increase in our backlog, which grew 14% year over year. Defense budgets in many of our target markets remain strong. We also continue to see good revenue diversification, based both on our geographic spread as well as by areas of operation. These factors support the potential for top line growth in both the short and the long term.”

Continued Mr. Machlis, “Our continued organic growth, combined with our strategy of acquiring synergistic related businesses, support our position as an increasingly competitive global provider of technologically advanced defense and homeland security solutions.”

First quarter 2018 results:

Revenues in the first quarter of 2018 were $818.5 million, as compared to $749.2 million in the first quarter of 2017. The growth in revenues in the first quarter of 2018 was driven by sales from the increased backlog and by the adoption of the ASC 606 revenue recognition standard.

Non-GAAP (*) gross profit amounted to $239.8 million (29.3% of revenues) in the first quarter of 2018, as compared to $226.8 million (30.3% of revenues) in the first quarter of 2017. GAAP gross profit in the first quarter of 2018 was $235.4 million (28.8% of revenues), as compared to $221.2 million (29.5% of revenues) in the first quarter of 2017.

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* see page 3

Earning Release

Research and development expenses, net were $68.2 million (8.3% of revenues) in the first quarter of 2018, as compared to $58.4 million (7.8% of revenues) in the first quarter of 2017.

Marketing and selling expenses, net were $68.2 million (8.3% of revenues) in the first quarter of 2018, as compared to $65.8 million (8.8% of revenues) in the first quarter of 2017.

General and administrative expenses, net were $35.7 million (4.4% of revenues) in the first quarter of 2018, as compared to $38.7 million (5.2% of revenues) in the first quarter of 2017.

Non-GAAP(*) operating income was $69.4 million (8.5% of revenues) in the first quarter of 2018, as compared to $65.5 million (8.7% of revenues) in the first quarter of 2017. GAAP operating income in the first quarter of 2018 was $63.3 million (7.7% of revenues), as compared to $58.2 million (7.8% of revenues) in the first quarter of 2017.

Financial expenses, net were $10.2 million in the first quarter of 2018, as compared to $8.6 million in the first quarter of 2017.

Taxes on income were $6.4 million (effective tax rate of 12.0%) in the first quarter of 2018, as compared to $5.3 million (effective tax rate of 10.6%) in the first quarter of 2017. The effective tax rate is affected by the mix of the tax rates in the various jurisdictions in which the Company's entities generate taxable income .

Equity in net earnings of affiliated companies and partnerships was $3.1 million (0.4% of revenues) in the first quarter of 2018, as compared to $1.6 million (0.2% of revenues) in the first quarter of 2017.

Net income attributable to non-controlling interests was $0.2 million in the first quarter of 2018, as compared to $0.3 million in the first quarter of 2017.

Non-GAAP(*) net income attributable to the Company's shareholders in the first quarter of 2018 was $54.9 million (6.7% of revenues), as compared to $51.7 million (6.9% of revenues) in the first quarter of 2017. GAAP net income in the first quarter of 2018 was $49.6 million (6.1% of revenues), as compared to $45.6 million (6.1% of revenues) in the first quarter of 2017.

Non-GAAP(*) diluted net earnings per share attributable to the Company's shareholders were $1.28 for the first quarter of 2018, as compared to $1.21 for the first quarter of 2017. GAAP diluted earnings per share in the first quarter of 2018 were $1.16, as compared to $1.07 for the first quarter of 2017.

The Company’s backlog of orders for the quarter ended March 31, 2018 totaled $8,046 million, as compared to $7,067 million as of March 31, 2017. Approximately 74% of the current backlog is attributable to orders from outside Israel. Approximately 60% of the current backlog is scheduled to be performed during 2018 and 2019.

Operating cash flow used in the quarter ended March 31, 2018 was $147.9 million, as compared to $51.3 million in the quarter ended March 31, 2017.

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* see page 3

Earning Release

Accounting Policies Update:

The Company adopted the new revenue recognition accounting standard ASC 606, effective January 1, 2018, using the modified retrospective approach. Financial results for reporting periods during 2018 are presented in compliance with ASC 606. Historical financial results for the reporting periods prior to 2018 are presented in conformity with amounts previously disclosed under the prior revenue recognition standard, ASC 605. The adoption of ASC 606 primarily impact the Company's contracts where revenue was recognized using the percentage of completion units of delivery method, which under ASC 606 can be recognized over time because control is transfered continuously to the customer over the performance period for contracts recognized over time. As a result, the adoption of ASC 606 influenced part of the revenue growth in the first quarter of 2018.

The cumulative effects of the transition to ASC 606 on January 1, 2018, resulted in the following main adjustments: a $0.1 million increase in retained earnings, a decrease in inventories of approximately $81.9 million, an increase in contract assets (unbilled receivables) of approximately $78.8 million and a net decrease in customer advances and other contract liabilities and deferred tax assets in the aggregate amount of approximately $3.2 million.

According to ASC 606, customer advances are no longer deducted from inventories. Accordingly, on January 1, 2018, the open balances of inventories net and customer advances were grossed up in the amount of approximately $87 million.

* Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by the Company's management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items, significant effects of retroactive tax legislation and changes in accounting guidance and other items, which in management's judgment, are items that are considered to be outside of the review of core operating results.

In the Company's non-GAAP presentation, the Company made certain adjustments, as indicated in the table below.

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures. Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earning Release

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions)

	Three Months Ended March 31,		Year Ended December 31,
	2018	2017	2017

GAAP gross profit	$235.4	$221.2	$997.9
Adjustments:
Amortization of purchased intangible assets	4.4	5.6	22.2
Non-GAAP gross profit	$239.8	$226.8	$1,020.1
Percent of revenues	29.3%	30.3%	30.2%

GAAP operating income	$63.3	$58.2	$319.3
Adjustments:
Amortization of purchased intangible assets	6.1	7.3	28.6
Non-GAAP operating income	$69.4	$65.5	$347.9
Percent of revenues	8.5%	8.7%	10.3%

GAAP net income attributable to Elbit Systems’ shareholders	$49.6	$45.6	$239.1
Adjustments:
Amortization of purchased intangible assets	6.1	7.3	28.6
Related tax benefits	(0.8)	(1.2)	6.2
Non-GAAP net income attributable to Elbit Systems' shareholders	$54.9	$51.7	$273.9
Percent of revenues	6.7%	6.9%	8.1%

GAAP diluted net EPS	$1.16	$1.07	$5.59
Adjustments, net	0.12	0.14	0.82
Non-GAAP diluted net EPS	$1.28	$1.21	$6.41

Earning Release

Recent Events:

On April 11, 2018, the Company announced that it completed the acquisition of the assets and operations of the privately-owned U.S. company Universal Avionics Systems Corporation for a purchase price of approximately $120 million.

Dividend:

The Board of Directors declared a dividend of $0.44 per share for the first quarter of 2018. The dividend’s record date is June 18, 2018. The dividend will be paid from income generated as Preferred Income (as defined under Israel tax laws), on July 2, 2018, net of taxes and levies, at the rate of 20%.

Conference Call:

The Company will be hosting a conference call today, Tuesday, May 29, 2018 at 9:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 888 668 9141
Canada Dial-in Numbers: 1 866 485 2399
UK Dial-in Number: 0 800 917 5108
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number: +972 3 918 0609

at: 9:00 am Eastern Time; 6:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time

This call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1 888 326 9310 (US and Canada) or +972 3 925 5904 (Israel and International).

Earning Release

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of airborne, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems and radios. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services, including training and simulation systems.
For additional information, visit: www.elbitsystems.com or follow us on Twitter.

Attachments:

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel: +972-772946663
j.gaspar@elbitsystems.com
David Vaaknin, VP, Head of Corporate Communications
Tel: +972-772946691
david.vaaknin@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1943, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward-looking statements are based on management's expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.'s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

Earning Release

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.

(FINANCIAL TABLES TO FOLLOW)

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	March 31,	December 31,
	2018	2017
	Unaudited	Audited
Assets
Current assets:
Cash and cash equivalents	$214,495	$156,074
Short-term bank deposits and marketable securities	5,678	16,497
Trade and unbilled receivables, net	1,403,093	1,406,563
Other receivables and prepaid expenses	127,473	128,946
Inventories, net	994,105	902,954
Total current assets	2,744,844	2,611,034

Investments in affiliated companies and partnerships	175,623	172,338
Long-term trade and unbilled receivables	356,066	295,396
Long-term bank deposits and other receivables	36,241	38,082
Deferred income taxes, net	51,131	51,358
Severance pay fund	289,524	298,590
	908,585	855,764

Property, plant and equipment, net	496,325	495,716
Goodwill and other intangible assets, net	755,824	752,403
Total assets	$4,905,578	$4,714,917

Liabilities and Equity
Short-term bank credit and loans	$18,887	$133,750
Current maturities of long-term loans and Series A Notes	66,935	67,556
Trade payables	520,254	633,689
Other payables and accrued expenses	824,431	835,394
Customer advances, net	469,344	418,560
	1,899,851	2,088,949

Long-term loans, net of current maturities	459,684	119,514
Series A Notes, net of current maturities	123,313	124,865
Employee benefit liabilities	404,465	413,117
Deferred income taxes and tax liabilities, net	69,460	68,159
Customer advances	150,382	133,649
Other long-term liabilities	47,274	48,692
	1,254,578	907,996

Elbit Systems Ltd.'s equity	1,740,866	1,708,310
Non-controlling interests	10,283	9,662
Total equity	1,751,149	1,717,972
Total liabilities and equity	$4,905,578	$4,714,917

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amount)

	Three Months Ended March 31,		Year Ended December 31,
	2018	2017	2017
	Unaudited		Audited
Revenues	$818,528	$749,188	$3,377,825
Cost of revenues	583,104	528,038	2,379,905
Gross profit	235,424	221,150	997,920

Operating expenses:
Research and development, net	68,185	58,437	265,060
Marketing and selling, net	68,168	65,777	280,246
General and administrative, net	35,740	38,723	133,314
Total operating expenses	172,093	162,937	678,620
Operating income	63,331	58,213	319,300

Financial expenses, net	(10,248)	(8,645)	(34,502)
Other income, net	22	32	48
Income before income taxes	53,105	49,600	284,846

Taxes on income	(6,362)	(5,251)	(55,585)
	46,743	44,349	229,261

Equity in net earnings of affiliated companies and partnerships	3,134	1,595	11,361
Net income	$49,877	$45,944	$240,622
Less: net income attributable to non-controlling interests	(243)	(304)	(1,513)
Net income attributable to Elbit Systems Ltd.'s shareholders	$49,634	$45,640	$239,109

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	$1.16	$1.07	$5.59
Diluted net earnings per share	$1.16	$1.07	$5.59

Weighted average number of shares (in thousands)
Shares used in computation of basic earnings per share	42,751	42,748	42,750
Shares used in computation of diluted earnings per share	42,753	42,751	42,753

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US dollars)

	Three Months Ended March 31,		Year Ended December 31,
	2018	2017	2017
	Unaudited		Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$49,877	$45,944	$240,622
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	27,766	27,716	114,017
Stock-based compensation	—	11	13
Amortization of Series A Notes premium and related issuance costs, net	(23)	(23)	(92)
Deferred income taxes and reserve, net	2,612	894	28,774
Gain on sale of property, plant and equipment	(37)	(1,859)	(2,440)
Loss on sale and revaluation of investments	620	20	1,358
Equity in net earnings of affiliated companies and partnerships, net of dividends received (*)	(1,845)	(800)	(1,987)
Changes in operating assets and liabilities, net of amounts acquired:
Decrease (increase) in short and long-term trade receivables and prepaid expenses	22,659	(95,280)	(315,236)
Increase in inventories, net	(85,896)	(51,336)	(59,699)
Increase (decrease) in trade payables, other payables and accrued expenses	(149,991)	(23,999)	63,273
Severance, pension and termination indemnities, net	1,336	3,476	2,003
Increase (decrease) in advances received from customers	(14,952)	43,954	30,287
Net cash provided by (used in) operating activities	(147,874)	(51,282)	100,893
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(25,267)	(31,554)	(107,880)
Acquisitions of subsidiaries and business combinations	(4,000)	(2,579)	(25,440)
Advance payment on investment	—	(6,586)	—
Investments in affiliated companies and other companies	(350)	(173)	(4,964)
Proceeds from sale of property, plant and equipment	233	2,725	6,270
Proceeds from sale of investment	—	—	12,067
Investment in long-term bank deposits, net	(141)	(446)	(1,396)
Proceeds from sale of long-term bank deposits, net	—	133	176
Investment in short-term deposits	(2,835)	(22,268)	(40,893)
Proceeds from sale of investments in short-term deposits	13,484	14,542	46,491
Net cash used in investing activities	(18,876)	(46,206)	(115,569)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	48	55	119
Repayment of long-term loans	(14)	(23,869)	(167,425)
Proceeds from long-term loans	340,000	—	118,623
Repayment of Series A Notes	—	—	(55,532)
Dividends paid	—	—	(75,300)
Change in short-term bank credit and loans, net	(114,863)	34,737	127,455
Net cash provided by (used in) financing activities	225,171	10,923	(52,060)
Net increase (decrease) in cash and cash equivalents	58,421	(86,565)	(66,736)
Cash and cash equivalents at the beginning of the year	156,074	222,810	222,810
Cash and cash equivalents at the end of the period	$214,495	$136,245	$156,074
* Dividends received from affiliated companies and partnerships	$1,289	$795	$9,374

Earning Release

ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES

Consolidated Revenues by Areas of Operation:

	Three Months Ended				Year Ended
	March 31,				December 31,
	2018		2017		2017
	$ millions	%	$ millions	%	$ millions	%
Airborne systems	311.0	38.0	290.3	38.7	1,272.1	37.7
C4ISR systems	275.2	33.6	279.0	37.2	1,144.8	33.9
Land systems	114.4	14.0	79.0	10.5	503.9	14.9
Electro-optic systems	88.0	10.8	76.4	10.2	341.2	10.1
Other (mainly non-defense engineering and production services)	29.9	3.6	24.5	3.4	115.8	3.4
Total	818.5	100.0	749.2	100.0	3,377.8	100.0

Consolidated Revenues by Geographical Regions:

	Three Months Ended				Year Ended
	March 31,				December 31,
	2018		2017		2017
	$ millions	%	$ millions	%	$ millions	%
Israel	185.6	22.7	167.4	22.3	741.9	22.0
North America	208.7	25.5	192.9	25.8	827.6	24.5
Europe	152.7	18.7	161.8	21.6	764.0	22.6
Asia-Pacific	173.6	21.2	166.2	22.2	670.5	19.8
Latin America	40.2	4.9	34.4	4.6	193.4	5.7
Other countries	57.7	7.0	26.5	3.5	180.4	5.4
Total	818.5	100.0	749.2	100.0	3,377.8	100.0